EXHIBIT 99.4









                      Banro Corporation
                      Interim Consolidated Financial Statements
                      September 30, 2004
                      (Expressed in U.S. dollars)

                                NOTICE TO READER

     These interim consolidated financial statements of Banro Corporation as at and for the three and nine month periods ended September 30, 2004 have been prepared by management of Banro Corporation. The auditors of Banro Corporation have not audited or reviewed these interim consolidated financial statements.

                                       Banro Corporation
                                       Interim Consolidated Financial Statements
                                       September 30, 2004
                                       (Expressed in U.S. dollars)








                                                                        Contents
================================================================================



Consolidated Financial Statements

     Balance Sheets                                                            2

     Statements of Operations and Deficit                                      3

     Statements of Cash Flows                                                  4

     Summary of Significant Accounting Policies                              5-6

     Notes to Financial Statements                                          7-14

================================================================================
                                                               Banro Corporation
                                                     Consolidated Balance Sheets
                                                     (Expressed in U.S. dollars)

As at:                                             September 30,        December
                                                            2004            2003
                                                     (unaudited)
--------------------------------------------------------------------------------

Assets

Current
     Cash                                          $  10,216,302     $   938,930
     Accounts receivable and prepaid expenses            318,575          12,495
     Amounts due from related parties                     28,148          50,596
                                                   -----------------------------

                                                      10,563,025       1,002,021
Note receivable (Note 2)                                 216,320         216,320
Investments (Note 3)                                     958,917       1,014,939
Property, plant and equipment (Note 4)                   142,456         447,511
Deferred exploration expenditures (Note 5)               322,690       1,494,956
                                                   -----------------------------

                                                   $  13,680,729     $ 2,698,426
================================================================================

Liabilities and Shareholders' Equity

Current
     Accounts payable                              $       8,776     $    40,953
                                                   -----------------------------

                                                           8,776          40,953
                                                   -----------------------------
Shareholders' equity
     Share capital (Note 6)                           51,344,037      39,469,888
     Contributed surplus (Note 6)                        502,014       1,960,254
     Deficit                                        (39,632,338)    (37,314,429)
                                                   -----------------------------

                                                      13,671,953       2,657,473
                                                   -----------------------------

                                                   $  13,680,729     $ 2,698,426
================================================================================

================================================================================
                                                               Banro Corporation
                               Consolidated Statements of Operations and Deficit
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)
--------------------------------------------------------------------------------

                                                      Three months ended             Nine months ended
                                                         September 30,                 September 30,
                                                          2004           2003            2004           2003
-------------------------------------------------------------------------------------------------------------

Expenses
     Professional fees                                 $  20,185      $  67,099      $ 142,120      $ 135,355
     Consulting fees                                      26,219         19,281         34,338        196,942
     Office and sundry                                   149,932         27,157        316,582         92,418
     Salary                                              165,689         67,838        344,441        195,852
     Stock option compensation expense                   501,498              -      1,298,371              -
     Travel and promotion                                 54,983         73,679        332,259        153,157
     Shareholder relations                                19,875         20,549         45,632         34,903
     Management fees                                           -          3,050              -         30,716
     Interest and bank charges                             1,628            741          4,106          2,684
     Amortization                                         13,755         11,122         36,501         32,926
     Foreign exchange loss                             (422,761)          3,081      (177,475)      (271,762)
                                                 ------------------------------------------------------------
                                                       (531,003)      (293,597)    (2,376,875)      (603,191)
Interest income                                           38,402          4,658         97,953         17,585
                                                 ------------------------------------------------------------

Loss from operations                                   (492,601)      (288,939)    (2,278,922)      (585,606)

Equity share of loss of BRC Diamond Corp                (28,398)       (17,182)       (62,804)       (87,105)
Miscellaneous income earned                               23,816         62,401         23,816        361,457
                                                 ------------------------------------------------------------

Net earnings (loss) for the period                     (497,183)      (243,720)    (2,317,910)      (311,254)

Deficit, beginning of the period                    (39,135,155)   (36,520,981)   (37,314,428)   (36,453,447)
                                                 ------------------------------------------------------------

Deficit, end of the period                       $  (39,632,338)  $(36,764,701)  $(39,632,338)  $(36,764,701)
=============================================================================================================

Earnings (loss) per share                             $   (0.04)     $   (0.02)     $   (0.19)     $   (0.03)
=============================================================================================================

================================================================================
                                                               Banro Corporation
                                           Consolidated Statements of Cash Flows
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)
--------------------------------------------------------------------------------

                                                       Three months ended            Nine months ended
                                                           September 30,                September 30,
                                                        2004         2003              2004       2003
------------------------------------------------------------------------------------------------------------

Cash provided by (used in)

Operating activities
     Net earnings (loss) for the period               $(497,183)   $(243,720)  $  (2,317,910)     $(311,254)
     Adjustments to reconcile loss to net cash
        Provided by operating activities
           Equity loss                                    28,398       17,182          62,804         87,105
           Value of options issued                       501,498      (3,038)       1,298,371         15,539
           Amortization                                   13,755       11,122          36,501         32,926
     Changes in non-cash working capital
           Accounts receivable and prepaid exp.          (5,905)    (152,699)       (306,080)      (152,128)
           Accounts payable                             (13,815)      (1,432)        (32,177)       (66,183)
                                                   ---------------------------------------------------------

                                                          26,748    (372,585)     (1,258,491)      (393,995)
                                                   ---------------------------------------------------------
Investing activities
     Capital Assets                                    (336,788)      (2,023)       (357,727)        (5,885)
     Deferred exploration expenditures                 (424,405)            -       (996,225)              -
     Advances to BRC/NBI                                   2,683    (152,290)         (6,782)        255,005
                                                   ---------------------------------------------------------

                                                       (758,510)    (154,313)     (1,360,734)        219,118
                                                   ---------------------------------------------------------
Financing activities
     Due to/from related parties                        (28,148)      156,017          22,448      (206,952)
     Common shares and warrants issued                    23,494            -      11,874,149              -
                                                   ---------------------------------------------------------

                                                         (4,654)      156,017      11,896,597      (206,952)
                                                   ---------------------------------------------------------
Net increase (decrease) in cash during the
   period                                              (736,416)    (370,881)       9,277,372      (381,829)

Cash, beginning of the period                         10,952,718    1,217,057         938,930      1,228,005
                                                   ---------------------------------------------------------

Cash, end of the period                              $10,216,302    $ 846,176     $10,216,302     $  846,176
============================================================================================================

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------

Nature of Business  Banro  Corporation's  (the "Company")  business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of       These consolidated financial statements include the accounts
 Consolidation      of the Company,  its  wholly-owned  subsidiary in the United
                    States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga
                    Mining SARL,  Lugushwa  Mining SARL,  Namoya Mining SARL and
                    Twangiza Mining SARL.

                    Up to September 30, 2003, the consolidated financial statements also included the accounts of the Company's 93% owned subsidiary in the Congo, Societe Aurifere du Kivu et du Maniema S.A.R.L. ("Sakima"). The Congolese government held the remaining 7% ownership interest of Sakima (Note 1).

Investments         Investments in companies  subject to  significant  influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant     Property,   plant  and   equipment   is  recorded  at  cost.
 and Equipment      Amortization is recorded as follows:

                    Office furniture and fixtures - 20% declining balance basis
                    Office equipment            - Straight line over four years
                    Vehicles                    - Straight line over four years
                    Leasehold improvements      - Straight line over five years

Foreign Currency    These consolidated financial statements are expressed in the
Translation         functional  currency of the Company,  United States dollars.
                    For integrated  operations,  monetary assets and liabilities are  translated  at the spot rates of  exchange in effect at the end of the period;  non-monetary items are translated at historical  exchange  rates in  effect  on the  dates of the
                    transactions.    Revenues   and   expense   items,    except
                    amortization, are translated at average rates of exchange in effect during the period. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------

Deferred            Exploration costs relating to mineral  properties and rights
 Exploration        are  deferred  and  carried as an asset until the results of
 Expenditures       the  projects  are known.  As the Company  currently  has no
                    operational   income,  any  incidental  revenues  earned  in
                    connection  with these  properties  or  related  exploration
                    activities   are  applied  as  a  reduction  to  capitalized
                    exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations.

Stock Options       The Company has a stock option  plan,  which is described in
                    Note 6(d). During 2003 the Company adopted, on a prospective basis, the fair value method of accounting for stock options granted to  directors,  officers and  employees  whereby the weighted  average fair value of options  granted is recorded as a  compensation  expense  in  the  financial  statements.
                    Compensation   expense   on   stock   options   granted   to
                    non-employees  is  recorded  as an expense in the period the
                    options  are  vested  using  the  fair  value  method.   Any
                    consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Financial           Unless otherwise noted, it is management's  opinion that the
 Instruments        Company is not exposed to significant interest,  currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted.

Income Taxes        The asset and liability  method is used to determine  income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.
                    Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax losses are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates    These consolidated  financial  statements have been prepared in accordance with Canadian  generally  accepted  accounting principles  which require  management to make  estimates and assumptions  that affect the reported  amounts of assets and
                    liabilities  and   disclosures  of  contingent   assets  and
                    liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------

1.   Interest in Congolese Subsidiaries
--   ----------------------------------

     On July 31, 1998, the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees purporting to, among other things, (a) dissolve Sakima and (b) terminate the Company's mining convention relating to the Company's mineral properties. The Company disputed the validity of the Congolese government actions and vigorously pursued resolution of the disputes through legal procedures.

     On April 18, 2002, the government of the Congo formally signed a settlement agreement with the Company. The agreement calls for, among other things, the Company to hold 100% interests in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived 30-year mining convention. The government of the Congo will retain 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

     On May 30, 2003, the government of the Congo issued Presidential decrees to rescind the July 31, 1998 decrees and to amend the Company's mining convention in accordance with the settlement agreement signed on April 18, 2002.

     On September 30, 2003, the Company wound up the operations of Sakima and will transfer all its shares in Sakima to the government of Congo in accordance with the April 18, 2002 settlement agreement after Sakima's title in the gold deposits is transferred to the Company's new wholly-owned Congolese subsidiaries.

     The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

--------------------------------------------------------------------------------

2.   Note Receivable
--   ---------------

     The note, receivable from a shareholder of the Company, is secured by a pledge of marketable securities with a market value at September 30, 2004 of $67,433 and bears interest at 4% per annum. The principal and interest accrued thereon is due on November 30, 2004.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------

3.   Investments
--   -----------

     (a)  Investment in Nevada Bob's International Inc.

          Effective December 31, 2003, the Company entered into an agreement with Nevada Bob's International Inc. (NBI), a franchisor of golf equipment and apparel, in order to purchase 941,255 common shares of NBI at a price of $0.40 per share, or $376,502 in the aggregate, in order to settle an outstanding debt of NBI to the Company of the equivalent amount. The transaction closed in February 2004. The quoted market value of the shares on September 30, 2004 was $0.30 per share or $282,377 in aggregate.

          The investment represents 6.05% of outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost and will be written down only when there has been a loss in value which is other than temporary.

     (b)  Investment in BRC Diamond Corporation

          On March 10, 2004, the Company completed a debt settlement transaction with BRC Diamond Corporation (formerly BRC Development Corporation)
          (BRC). Pursuant to this transaction, the Company purchased 244,032 common shares of BRC at a price of Cdn. $1.35 per share, or Cdn. $329,443 in aggregate, in order to settle an outstanding debt of BRC to the Company of the equivalent amount. The Company owns 3,744,032 common shares, representing a 40.09% (Dec. 31, 2003 - 40.30%) equity interest, in BRC with a quoted market value of approximately $5,935,040 at September 30, 2004 (Dec. 31, 2003 - $3,509,448).

          On August 11, 2004 BRC, whose principal business is the acquisition and exploration of mineral properties, was continued under the Canada Business Corporations Act and changed its name from BRC Development Corporation to BRC Diamond Corporation.

          The Company's investment in BRC is summarized as follows:


                                                   As at and for the                    As at
                                                   nine month period              and for the
                                                     ended Sept. 30,               year ended
                                                                2004            Dec. 31, 2003

          Equity investment, beginning of year           $   383,338               $  502,968
          Acquisitions                                       254,099                        -
                                                   ------------------------------------------

                                                             637,437                  502,968
          Share of equity loss                              (62,804)                (116,731)
          Loss on dilution of interest                             -                  (2,899)
                                                   ------------------------------------------

          Equity investment, end of period                   574,633                  383,338
          Amount due from BRC                                  7,782                  255,099
                                                   ------------------------------------------
                                                         $   582,415               $  638,437
                                                   ==========================================

          The amount due from BRC is unsecured, non-interest bearing and is due on demand.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------

3.   Investments (continued)
--   -----------------------

     (b)  Investment in BRC Diamond Corporation (continued)

          BRC's summarized consolidated balance sheets and income statements as at and for the nine month period ended September 30, 2004 (unaudited) and as at and for the year ended December 31, 2003 (audited), converted to US $ at the period end rate of exchange, is as follows:

                                                      2004              2003
                                            --------------------------------
          Assets
              Current assets                   $    22,796      $    59,689
              Investment                         1,044,614        1,016,542
              Mineral properties                   375,702          358,309
              Deferred pre-operating costs          18,048           17,340
              Property, plant and equipment         32,713           57,879
                                            --------------------------------

                                                 1,493,873        1,509,759
                                           ---------------------------------

            Liabilities                             82,113          378,921
                                           ---------------------------------

            Net Equity                         $ 1,411,760      $ 1,130,838
                                           =================================

          Income Statement
              Revenue                          $        -       $         2
              Expenses                           (158,334)        (340,649)
              Write-off of mineral claims               -           (3,169)
                                           ---------------------------------


          Net Loss                             $ (158,334)      $ (343,816)
                                           ================================

--------------------------------------------------------------------------------

4.   Property, Plant and Equipment
--   -----------------------------

                                                  Accumulated        Net Book
    As at September 30, 2004             Cost    Amortization          Value

    Office furniture and fixtures $    18,254     $    13,031     $    5,223
    Office equipment                  240,592          83,962        156,630
    Vehicle                           191,343          14,161        177,182
    Communication equipment            27,731               -         27,731
    Field camps                        35,584               -         35,584
    Surveying                          24,012               -         24,012
    Leasehold improvement             105,746          84,597         21,149
                                  ------------------------------------------

                                  $   643,262     $   195,751     $  447,511
                                  ==========================================

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------

4.   Property, Plant and Equipment (continued)
--   -----------------------------------------

                                                Accumulated        Net Book
    As at December 31, 2003              Cost  Amortization           Value

    Office furniture and fixtures  $   18,254   $    12,162     $     6,092
    Office equipment                  114,390        59,235          55,155
    Vehicle                            47,145         2,947          44,198
    Leasehold improvement             105,746        68,735          37,011
                                   ----------------------------------------
                                   $  285,535   $   143,079     $   142,456
                                   ========================================

--------------------------------------------------------------------------------

5.   Deferred Exploration Expenditures
--   ---------------------------------

     Deferred Exploration

                                                                Cumulative
                                           Nine month       from inception
                                         period ended     in April 1994 to
                                        September 30,        September 30,
                                                 2004                 2004
                                     -------------------------------------------

    Exploration cost                     $    996,225       $   17,472,396
    Stock option compensation expense         159,869              159,869
    Amortization                               16,172               51,622
                                     -------------------------------------------

    Net expenditure                         1,172,266           17,683,887
    Effect of exchange rate change                  -                2,511
                                     -------------------------------------------

                                            1,172,266           17,686,398
    Write-off                                       -         (16,191,442)
                                     -------------------------------------------

    Balance, end of period               $  1,172,266        $   1,494,956
                                     ===========================================


     Mineral rights

                                                                Cumulative
                                                            from inception
                                                 2004        in April 1994

    Mineral rights                       $          -        $   9,681,194

    Write-off                                       -          (9,681,194)
                                     -------------------------------------------

    Balance, end of period               $          -        $           -
                                     ===========================================

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------

6.   Share Capital
--   -------------

     (a)  Authorized Share Capital

          Unlimited number of common shares
          Unlimited number of preference shares, issuable in series

     (b)  Issued Share Capital - Common Shares

                                     As at September 30, 2004                 As at December 31, 2003
                                -----------------------------------      ----------------------------------
                                         Number of           Amount              Number of           Amount
                                            Shares                                  Shares

        Balance -
           Beginning of period          10,427,844     $ 39,469,888              9,886,594     $ 39,173,793
        Exercise of  stock options         485,000          273,192                 41,250           23,017
        Exercise of warrants               350,000          286,048                500,000          273,078
        Issued during the period         2,000,000       11,314,909                      -                -
                                -----------------------------------      ----------------------------------

        Balance - End of period         13,262,844     $ 51,344,037             10,427,844     $ 39,469,888
                                ===================================      ==================================

          On March 30, 2004, the Company completed a private placement (the "Offering") of 2,000,000 common shares at Cdn. $8.00 per share for gross proceeds of Cdn. $16,000,000 (US$ 11,979,203). The net proceeds of the financing will be used to advance the Company's projects in the Congo located within the Twangiza - Namoya gold belt and for general corporate purposes.

          Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") acted as the Company's agent in connection with the Offering. In consideration for its services, the Company paid to the Agent a cash fee equal to 6% of the gross proceeds of the Offering and issued to the Agent 120,000 broker warrants (the "Broker Warrants"). Each Broker Warrant entitles the holder thereof to purchase one common share of the Company at a price of $8.00 per share for a period of one year.

     (c)  Warrants

          The following table summarizes information about warrants outstanding and exercisable at September 30, 2004:

                                                 Exercise
                                     Number         price
           Date of Grant        Outstanding         Cdn $       Expiry Date

                03/30/04            120,000          8.00           3/29/05
                                --------------------------
                                    120,000
                                ==========================

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------

6.   Share Capital (Continued)
--   -------------------------

     (d)  Stock Options

          The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company to a maximum of 3,100,000 common shares. As at September 30, 2004, the number of stock options still available to be granted under this Stock Option Plan was 678,500.

          Under this Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at September 30, 2004, the Company had 1,856,500 stock options outstanding to acquire common shares at a weighted-average price of Cdn. $5.89 per share, expiring at various dates between October 2004 and August 2009.

          The  following  table  summarizes   information  about  stock  options
          outstanding and exercisable at September 30, 2004:

                                                                Options outstanding and exercisable
                                            -----------------------------------------------------------------------------

                                                   Options
                                      Options   Exercised,
                           Number     granted      Expired       Number       Options  Exercise
               Date   outstanding  during the           or  outstanding   Exercisable     price        Expiry
            of grant  at 12/31/03      period    Forfeited  at 09/30/04   at 09/30/04     Cdn $          date

            01/31/01      375,000           -      375,000            -             -      0.60      01/31/04
            01/31/01       20,000           -       20,000            -             -      1.00      01/31/04
            10/12/01       40,000           -       40,000            -             -      0.60      10/12/04
            01/08/02      183,000           -       15,000      168,000       168,000      0.80      01/08/07
            04/03/02       25,000           -       25,000            -             -      1.70      04/03/04
            04/26/02       10,000           -       10,000            -             -      3.30      04/26/04
            10/16/03      168,500           -            -      168,500        84,250      4.00      10/16/08
            10/16/03       60,000           -            -       60,000        30,000      4.00      10/16/06
            10/29/03      100,000           -            -      100,000        50,000      4.11      10/29/08
            10/29/03      100,000           -            -      100,000        50,000      4.11      10/29/06
            01/21/04            -     400,000            -      400,000       200,000      6.00      01/21/09
            02/03/04            -      50,000            -       50,000        25,000      6.00      02/03/09
            02/17/04            -     150,000            -      150,000        75,000      7.00      02/17/09
            03/16/04            -     200,000            -      200,000       100,000      8.20      03/16/09
            06/24/04            -     420,000            -      420,000       105,000      8.00      06/22/09
            08/31/04                   40,000            -       40,000        10,000      8.00      08/31/09
                        --------------------------------------------------------------

                        1,081,500   1,260,000      485,000    1,856,500      897,250
                        ==============================================================

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------

6.   Share Capital (Continued)
--   -------------------------

     (d)  Stock Options (continued)

          2003

          As at December 31, 2003, the weighted average grant-date fair value of 158,625 vested stock options granted to employees, directors and officers was $378,724. This amount was recognized in the income statement as an expense and was credited accordingly to contributed surplus in the balance sheet.

          During the year ended December 31, 2003, a total of 72,500 stock options previously issued to consultants and other service providers vested. The weighted average grant-date fair value of these vested stock options was $93,474. This amount was recognized in the income statement as an expense and was credited accordingly to options in the balance sheet. During 2003 a total of 50,000 options previously granted to consultants were cancelled. Accordingly an amount of $16,986 relating to these options was transferred to contributed surplus.

          2004

          During the nine month period ended September 30, 2004, the Company recognized in the income statement as an expense $1,298,371 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company's stock option plan. In addition, an amount of $159,869 related to stock options issued to employees of the Company's subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

          The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following weighted average information:

          (i)  risk-free interest rate: 2.48% (2003 - 2.54%)

          (ii) expected volatility: 96.48% (2003 - 118%)

          (iii) expected life: 5 years (2003 - 3.74 years)

          (iv) expected dividends: $Nil (2003 - $Nil)

     (e)  Earnings (Loss) per Share

          Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the nine month period ended September 30, 2004, amounting to 12,456,786 (September 30, 2003
          - 9,886,594) common shares.

          Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------

     (f)  Contributed Surplus

                                                   As at
                                               September      As at Dec. 31,
                                                30, 2004                2003
                                        -------------------------------------
          Stock option compensation     $      1,960,254       $     502,014
                                        =====================================

7.   Related Party Transactions
--   --------------------------

     Management fees of $Nil (September 30, 2003 - $30,716) were paid to directors of the Company during the nine month period ended September 30, 2004.

     During the quarter ended September 30, 2004, an amount of $28,148 was due from a corporation wholly-owned by a director of the Company relating to common general expenses.

     Legal fees of $212,377 (September 30, 2003 - $29,535) were paid during the nine month period ended September 30, 2004 to a law firm of which two partners are also directors of the Company.

     These transactions are in the normal course of operations and are measured at the exchange value.

--------------------------------------------------------------------------------

8.   Segmented Reporting
--   -------------------

     The Company has one operating segment: the acquisition, exploration and development of precious metal projects located principally in the Congo.

     Geographic segmentation of capital assets and deferred exploration costs is as follows:

                                                As at            As at
                                        September 30,     December 31,
                                                 2004            2003
                                        -------------------------------

    Congo - deferred exploration costs    $ 1,494,956      $  322,690
    Congo - capital assets                    366,360          68,983
    Canada - capital assets                    81,151          73,473
                                        -------------------------------
                                          $ 1,942,467      $  465,146
                                        ===============================

--------------------------------------------------------------------------------

9.   Comparative figures
--   -------------------

     Certain of the prior period's amounts have been reclassified to conform to the current period's presentation.